Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genworth Life and Annuity Insurance Company

We consent to the use of our reports dated March 2, 2009, with respect to the consolidated balance sheets of Genworth Life and Annuity Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Richmond, Virginia

March 6, 2009